Orbital Engine Corporation Limited (Orbital) today announced that its securities will continue to trade on the New York
Stock Exchange (NYSE) subject to successful implementation of its business plan submission.

The NYSE accepted Orbitals submission of a business plan setting out corporate and strategic directions for the group.

In October 2002, Orbital announced that it had received notification from the NYSE of its noncompliance with the listing standard requiring the Company to maintain both a global market capitalisation and total shareholders equity in excess of US50 million dollars.

In accordance with the relevant listing procedures, Orbital has recently submitted a business plan to the Listings and Compliance Committee of the NYSE demonstrating likely compliance over an 18 month period.

The NYSE also requires ADRs to trade at a price of not less than US1.00 dollar. In October 2002, the Exchange notified Orbital of its noncompliance with this standard and requested the company address this matter in its business plan to achieve conformity within 6 months. Each Orbital ADR represents 8 fully paid ordinary shares in Orbital and a US1.00 dollar price is equivalent to approximately A0.22 cents perordinary share.

Orbital Chief Executive Officer Mr Peter Cook said he was delighted the NYSE had approved the submitted business plan.

'All shareholders should see this extremely positively,' said Mr Cook.

'We now look forward to working towards our business plan goals and generating value for our shareholders worldwide'.


ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668